Exhibit 99.1

NEXA RESOURCES S.A. ANNOUNCES

APPROVAL OF CASH DIVIDEND

Luxembourg, February 15, 2019 — Nexa Resources S.A. (“Nexa Resources” or the “Company”), announces that the board of directors of the Company resolved today to distribute to its shareholders a cash dividend of US$0.525494 per common share (“Dividend”). The Dividend will represent an aggregate amount of approximately US$70 million, based on the 133,208,125 shares outstanding as of December 31, 2018.

The Dividend will be paid on March 28, 2019, and shareholders owning shares on March 14, 2019 will be entitled to receive the Dividend. A Luxembourg withholding tax of 15% will be applied to the gross dividend amount, unless an exemption or reduction in rate applies or a refund is filed and approved by the relevant tax authorities. Shares will be traded ex-dividend on the Toronto Exchange Stock (TSX) and New York Stock Exchange (NYSE) as of March 13, 2019.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company operates and owns five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 10 largest zinc mines in the world and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2017, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This News Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: ir@nexaresources.com